Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to report on the significant progress Farallon has made this past year in preparation for the upcoming Annual General Meeting to be held on Thursday, November 8, 2007. Attached is a copy of the proxy materials, providing information regarding the business to be covered at the meeting, a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact our Investor Services department.

It has been a remarkable year for Farallon. Not only have we ushered in a new phase in the Company’s evolution by advancing toward mine development at the high grade G-9 deposit, but the potential to become a significant cash flow producer next year is certainly within our grasp. We have a unique opportunity to build a strong and viable Mexican mining company and G-9 is the catalyst for this growth. We have set our sights high, but the G-9 deposit continues to show the potential to be a world class deposit.

Drill Results

The G-9 deposit was discovered in 2005. Work over the past two years has added substantially to the total resource potential. In the past year, 32,820 meters and 75 holes were drilled, further expanding the deposit. Significantly, one of the holes – number 636 – returned extremely compelling high grades: 27.5% zinc, 2.71% copper, 2.80 g/t gold, 231 g/t silver and 0.72% lead over 16 meters. Drilling continues to delineate the high grade Southeast zone and recent drill results indicate the presence of higher precious metal concentrations within the deposit. One of Farallon’s strategic objectives is to continue working on a full delineation of G-9 to provide the data required to upgrade resources to measured and indicated categories. Furthermore, exploratory drilling indicates the discovery of a new high grade zone, called Abajo, to the north of the San Raphael Fault. This discovery opens up the area north of the San Raphael fault to further G-9 type deposit discoveries. The mandate for our drilling program in the coming year is to continue to build on these impressive results.

Targeting Mine Opening and Production

Farallon’s second strategic objective is to advance the G-9 deposit toward production by July 2008, and I am pleased to report that we have made much progress in the past year. Decline development was initiated in August 2006 to provide access for underground infill drilling, and it was also designed with the end purpose of accommodating mine production of 1,500 tonnes per day. Decline development has not met expectations; however, we are initiating changes to keep the overall project schedule on track. Concurrently, mine planning and design activities as well as equipment acquisition and mill site preparation have been advancing. In addition, two important permitting milestones have been met. Farallon has received the permits that give the project production-ready status: the Manifestación de Impacto Ambiental which is the primary mine permit and the Cambio de Uso Suelo permit from the Mexican Mining Authorities. Both permits pave the way for full mine and mill construction and operation of the G-9 project at Campo Morado.

Key to Farallon’s success in mine planning and development at G-9 is its use of the “parallel track” approach. The approach calls for each of the major elements in the design and planning of a mine to be pursued simultaneously. For example, at the same time resources are being added to the G-9 deposit and the current inferred resources are being upgraded to indicated and measured status through surface drilling, an underground decline is being driven to enable the Company to commence mine development and production activities. Also ongoing on parallel tracks are such items as mill design, tailings design, equipment purchasing, planning and permitting for power line construction and workforce training initiatives. The approach is designed to enable Farallon to target a production date of July 1, 2008.

G-9 Project Scope

The project is envisioned to have an initial production output target of 120 million pounds of zinc, 15 million pounds of copper and 1 million ounces of silver per year. The mine will start with the high grade portion with a production profile of 15% zinc and 2% copper. It is an uncomplicated project, with a conventional flotation plant and a small mine footprint. Furthermore, metallurgical tests have shown that excellent recoveries can be anticipated from the higher grade G-9 mineralization. Project capital costs will be lower since shafts are not needed and the project is conveniently located within a ravine, which creates a natural compact site for mining and tailings storage. The project utilizes off-the-shelf mining and processing equipment and at a 1,500 tonnes per day rate does not require a large workforce to operate.

Farallon is in the process of finalizing a debt financing package with Rothschild of London that will provide $70 million of debt financing to augment the $70 million equity financing completed in December 2006. This will fund the project to production, no partners or joint ventures will be required.

Developing a Local Workforce

We have established and maintained positive relationships with the local communities during our years of exploration and development work at Campo Morado. The result is that the people of the region support our activities and want to be meaningful participants in development and production activities. The completion of a baseline socioeconomic survey in 2006 revealed an available pool of local workers. To prepare the workforce, Farallon has partnered with government and training institutes to implement education and training programs which will assist people in the local communities to prepare for direct and indirect jobs at G-9. The Company holds ongoing community information sessions to discuss a wide range of topics related to mine development and has assisted with the organization of community meetings for the five satellite communities from which the local workforce will be drawn.

The safety of our employees at the work site is a primary concern. We have designated safety officers overseeing work practices on the surface and underground. Each contractor working on site is required to have their own safety person who is in turn supervised by a Farallon employee. Furthermore, we are bringing in experts to train and certify our people to the Ontario Common Core standards for underground mines.

Key Corporate Changes

As an essential part of the Company’s evolution, we have made several pivotal corporate changes. We have appointed four new independent directors to our Board: Terry Lyons, B.Sc., MBA; William E. Stanley, P.Eng., CMC; Gordon D. Ulrich, P.Eng., MBA; and Michael G. Weedon, BA, MBA. These new directors bring many years of production experience and knowledge of operational excellence to Farallon. With the new appointments, Robert Dickinson and Scott Cousens have retired from the Board and we thank them for their years of outstanding service on behalf of the Company.

We have also made key management appointments to strengthen our operational team. John Rice was named General Manager, Project Construction, with responsibility for surface construction activities. Dan Kilby was appointed General Manager, Project Development and Exploration, and Jorge Villasenor was appointed General Manager, Mexico.

Lastly, Farallon’s shares are now trading in the U.S. on the Over-the-Counter Bulletin Board. Exposure to the American market will significantly enhance Farallon’s profile and liquidity and allow more investors to participate in our emerging story.

An Exciting Future Awaits

We have a tremendous asset and we are excited about what the future holds. The Farallon story is unfolding at a timely phase in the commodities market and we are looking forward to capitalizing on the opportunities for the benefit of our shareholders, employees, local communities and stakeholders. To them, I want to say that we are working hard to realize our vision of developing a mine at Campo Morado. I thank them for their continuing support and I sincerely believe that the best is yet to come.

The Annual General Meeting is an opportunity to share the details of our plans for the upcoming year and to respond to any questions you may have regarding the Company. I look forward to seeing you at the meeting.

Yours sincerely,

J.R.H. (Dick) Whittington
President, Chief Executive Officer and Director